Exhibit 99.1

BAYTEX TO HOLD CONFERENCE CALL AND
WEBCAST ON FIRST QUARTER 2014 RESULTS

CALGARY, ALBERTA (April 24, 2014) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2014 first quarter financial and operating results prior to the opening of markets on Thursday, May 1, 2014. A conference call and webcast will be held shortly thereafter to discuss the results and address investor questions.

Conference Call Details:

Date: Thursday, May 1, 2014

Time: 9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in: 416-340-2219 (Toronto area)
1-866-225-2055 (North America toll-free)
1-800-9559-6849 (International toll-free)

Webcast: http://www.gowebcasting.com/5418

An archived recording of the conference call will be available until May 8, 2014 by dialing 1-800-408-3053 within North America (Toronto local dial 905-694-9451, International toll free 800-3366-3052) and entering reservation code 9012342. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp.
Baytex is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora trade on the Toronto Stock Exchange under the symbol BTE.R.
For further information about Baytex, please visit our website at www.baytexenergy.com or contact:
Brian Ector, Vice President, Capital Markets
Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com